July 19, 2010
VIA EDGAR
Mr. John Reynolds
Assistant Director—Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	The TJX Companies, Inc. (“TJX”) Form 10-K for Fiscal Year Ended January 30, 2010 and filed March 30, 2010 File No.: 1-04908
Dear Mr. Reynolds:
     TJX confirms that it is in receipt of a comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (“SEC”), dated June 25, 2010, regarding the above-referenced Form 10-K. The Comment Letter requests that TJX respond within 10 business days (the “Response Date”) or tell the Staff when TJX will respond. Based on a conversation with Susann Reilly, a member of the Staff of the SEC, TJX hereby modifies its request filed July 12, 2010 for an extension of the time period to respond to the Comment Letter to July 26, 2010, which is ten business days from the Response Date. TJX appreciates the Staff’s willingness to allow for the additional time.
     If you have any questions regarding this letter, please do not hesitate to contact our counsel at Ropes & Gray, Mary Weber (617-951-7391) or Adam Fliss (617-235-4927).

Best regards,
/s/ Ann McCauley
Ann McCauley, Esq.
Executive Vice President, General Counsel